Fortuna provides exploration update for the San Jose Mine, Mexico

Vancouver, August 12, 2015-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide a Brownfields exploration update for the San Jose Mine in Oaxaca, Mexico including results for step-out drilling of the Trinidad North zone and for surface sampling of the La Noria and San Antonio vein systems located approximately 2 kilometers to the west of the Trinidad vein system.  Assay results are included for fifteen drill holes completed during the first semester of 2015, subsequent to the Mineral Resource and Mineral Reserve estimates reported as of December 31, 2014 (see Fortuna news release dated March 10, 2015).  The new drill results confirm the continuation of high-grade gold and silver mineralization along strike of the Trinidad vein system to the north, albeit over narrow vein widths, but nevertheless offering potential for the discovery of a new ore shoot as exploration proceeds to the north.

Highlights of step-out drilling:

SJOM-424A

•

1,070 g/t Ag and 3.25 g/t Au (1,265 g/t Ag Eq) over 0.4 meters

SJOM-440A

•

1,740 g/t Ag and 6.72 g/t Au (2,143 g/t Ag Eq) over 0.3 meters

SJOM-469A

•

1,045 g/t Ag and 23.80 g/t Au (2,473 g/t Ag Eq) over 0.4 meters

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “Step-out drilling has been carried out on wide-spaced drill holes over an approximate 500 meter interval extending to the north from the limit of the currently estimated Mineral Resources at Trinidad North.  While the mineralized intercepts within this zone are generally narrow, the presence of high-grade silver-gold mineralization in a number of drill holes is a positive indication that the Trinidad vein system remains prospective for the discovery of additional ore shoots as exploration proceeds to the north.  Of particular significance are the results of drill hole SJOM-469A, our furthest north drill hole completed to-date, which intercepted multiple lower grade intercepts in the drill interval from 509 m to 600 m in addition to the high grade intercept of 2,473 g/t Ag Eq from 526.80 to 527.20 m.  Drill holes SJOM-455 and SJOM-469A also intercepted low grade mineralization near their respective collars, potentially indicating the presence of a new untested vein system, the Ocotlan vein system, located approximately 300 m to the east of the Trinidad vein system.  The lateral and depth projections of this potential structure are currently being tested by additional Brownfields exploration drilling.”

Assay results for principal mineralized intervals – Trinidad North step-out drilling

Hole_Id	From (m)	To (m)	Int (m)	Est Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)*	Vein**
SJOM-424A	520.35	520.65	0.30	0.2	528	2.09	388	1,880	90	653	Bv
	525.10	525.50	0.40	0.2	1,070	3.25	1,010	969	131	1,265	Bv
	530.20	531.20	1.00	0.6	390	1.47	448	911	44	478	Bv
SJOM-425	No significant mineralized intervals
SJOM-426	322.00	323.40	1.40	0.9	48	0.42	103	217	23	73	Swk
SJOM-427	455.20	455.90	0.70	0.4	177	0.87	202	296	31	229	Swk
SJOM-428	312.40	313.00	0.60	0.5	277	1.40	14	72	49	361	Bv
SJOM-431	544.20	544.60	0.40	0.2	356	1.45	784	1,930	35	443	Swk
	554.75	555.20	0.45	0.3	427	1.58	1,215	2,400	111	522	Swk
SJOM-432	593.10	594.35	1.25	0.6	94	0.50	11	53	64	123	Swk
SJOM-435	507.80	508.30	0.50	0.4	162	1.29	166	461	15	239	Tv
SJOM-440A	611.65	612.15	0.50	0.2	432	1.28	666	1,770	123	509	Bv
	620.80	621.10	0.30	0.1	1,740	6.72	3,270	8,330	111	2,143	Bv
SJOM-448	No significant mineralized intervals
SJOM-455	4.10	6.50	2.40	1.4	75	0.68	12	88	34	116	Ov
SJOM-463	No significant mineralized intervals
SJOM-469A	5.00	6.75	1.75	0.8	66	0.36	10	75	31	87	Ov
	7.95	8.25	0.30	0.1	76	0.35	7	49	15	97	Ov
	14.75	17.00	2.25	1.0	81	0.69	13	75	33	122	Ov
	509.20	510.00	0.80	0.3	11	1.40	17	39	12	95	Bhws
	524.00	525.00	1.00	0.4	56	0.93	15	68	16	111	Bhws
	526.80	527.20	0.40	0.2	1,045	23.80	85	110	209	2,473	Bhws
	591.50	592.50	1.00	0.5	119	0.75	27	80	36	164	Bv
	598.50	600.00	1.50	0.7	63	0.96	13	75	48	121	Bv
SJOM-483	518.40	518.90	0.50	0.2	178	1.31	584	1,130	75	257	Bhws
SJOM-486	393.00	395.00	2.00	1.3	94	0.03	29	95	63	95	Ov
	401.05	401.35	0.30	0.2	102	0.95	24	107	12	159	Ov
	420.65	421.65	1.00	0.7	77	0.47	15	83	27	106	Ov

*Ag Eq values estimated at Au:Ag ratio of 60 based on metal prices of US$1200/oz Au and US$20.00/oz Ag and metallurgical recoveries of 89 % for both Au and Ag; Averages calculated at cutoff of 70 g/t Ag Eq;

**Vein nomenclature: Bv = Bonanza vein system; Bhws = Bonanza hanging wall split; Swk = Stockwork Zone; Tv = Trinidad vein system; Ov = Ocotlan vein system

Longitudinal sections showing the location of the step-out drill hole results relative to the Mineral Resources and Mineral Reserves reported as of December 31, 2014 are available at the following link: http://www.fortunasilver.com/i/pdf/map/NR_2015-step-out-drilling-binder_Trinidad-North_11AUG15.pdf.

La Noria and San Antonio Vein Systems

Surface mapping and sampling in an area located approximately two kilometers to the west of the San Jose Mine has identified two vein systems, the La Noria and San Antonio vein systems, which are sub-parallel and potentially similar to the vein systems currently being exploited at the mine.  Surface mapping and sample results indicate the presence of north-south trending hydrothermal breccias and epithermal vein systems with locally anomalous to strong gold and silver values (see map at the following link: http://www.fortunasilver.com/i/pdf/map/NR_La-Noria_San-Antonio-vein-systems_11AUG15.pdf).

Sample values range to 5.6 g/t Au and 295 g/t Ag, with a single outlier sample assaying 26.9 g/t Au and 608 g/t Ag.  Twenty of 499 samples exceed 1 g/t Au and twelve of 499 samples exceed 100 g/t Ag with the stronger anomalous values being localized in three distinct zones.  Mapping and sampling continues with the goal of defining potential drill targets for drill testing in the 4th quarter of 2015, subject to surface access and environmental permitting.

San Jose Mine

The San Jose mine and processing plant currently operate at a capacity of 2,000 tpd with 2015 production projected at 4.6 million ounces of silver and 33.3 thousand ounces of gold (see Fortuna news releases dated January 15, 2015 and July 15, 2015).  Expansion of the mill capacity to 3,000 tpd is currently underway with a planned commissioning for mid-2016 (see Fortuna news release dated December 17, 2014).

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico for preparation and analysis.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 2

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “will”, “estimate”, “estimates”, “planned”, “will have”, “is”, “will be”, “estimated”, “calculated”, “to be”, or statements that events, “could”, “should” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.